SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 17, 2016

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on February 17, 2016.

Buenos Aires, February 17th, 2016

To

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Re.: Sect. 62 Listing Rules and Regulations

Dear Sirs,

In compliance with Sect. 62 of the rules and regulations in force, we hereby inform the following data referred to the annual balance sheet for the year ended 31 December 2015:

Figures expressed in thousand Argentine Pesos (AR $)

1) Income for the year – Earnings
Ordinary – Earnings	5,008,421
Special	0
Total	5,008,421

2) Shareholders’ Equity
Capital Stock	584,563
Premium on share issue	399,499
Shareholders’ Equity adjustments	4,511
Legal Reserve	2,684,790
Optional Reserve	7,069,230
Retained Income – Earnings	5,133,489
Total Shareholders’ Equity	15,876,082

Profit distribution proposal:

The Board of Directors has decided to postpone till the meeting where the Annual Report Fiscal Year ended December 31st 2015 is considered, the proposal for the Earning distribution that will be presented at the General Shareholders’ Meeting.

Profit capitalizations, capital currency adjustments and other matters: no proposal is submitted.

In the chart below we provide information on the number of Class A and Class B shares owned by the controlling group:

Shareholders	Class A Shares	Class B Shares	Capital Stock	Percentage
Controlling Group	10,551,332	219,959,835	230,511,167	39.43
Other	684,338	353,367,523	354,051,861	60.57
Total	11,235,670	573,327,358	584,563,028	100.00

The controlling group neither owns debt securities convertible into shares nor any options to purchase shares of the company.

The controlling group is formed by Messrs. Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo and Juan Pablo Brito Devoto. Mr. Brito is domiciled at Sarmiento 735; Mr. Carballo is domiciled at Esmeralda 130, 4th Floor and Mr. Brito Devoto at Sarmiento 447, Ciudad Autónoma de Buenos Aires.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 17, 2016

MACRO BANK INC.

By:	/s/ Jorge H. Brito
Name: Jorge H. Brito
Title: Chief Executive Officer